Media release

Rio Tinto completes sale of interest in Bengalla Joint Venture for US$616.7 million

1 March 2016

Rio Tinto has completed the sale of its 40 per cent interest in the Bengalla coal Joint Venture in Australia to New Hope Corporation Limited for US$616.7 million1.

Rio Tinto has now announced or completed US$4.7 billion2 of divestments since January 2013.

A change to the ownership structure of Coal & Allied completed on 3 February 2016 helped enable this transaction. Rio Tinto as a 100 per cent owner of Coal & Allied:

  receives all consideration associated with the sale of Rio Tinto’s interest in the Bengalla Joint
  Venture;
  holds a 67.6 per cent interest with management rights in the Hunter Valley Operations mine;
  holds interests of 80 per cent and 55.6 per cent respectively, with management rights, in the integrated Mount Thorley and Warkworth operations; and
  currently holds 100 per cent interest in the Mount Pleasant project. On 27 January Rio Tinto announced it had reached a binding agreement for the sale of Mount Pleasant to MACH Energy Australia for US$224 million plus royalties. The sale is expected to close in the second half of 2016.

Mitsubishi Development has moved from holding a 20 per cent stake in Coal & Allied to holding a direct 32.4 per cent stake in the Hunter Valley Operations mine.

1Sale consideration is AU$865 million converted into US$616.7 million at the spot rate of 0.713.
2Amount is before finalisation of net debt and working capital adjustments.

Contacts

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